UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

Kona Grill, Inc.

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

50047H201

(CUSIP Number)

Berke Bakay

c/o BBS Capital Management, LP

5524 E. Estrid Avenue

Scottsdale, AZ 85254

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 27, 2019

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 50047H201	Page 2 of 23 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON BBS Capital Fund, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP[1]	(a) ☒ (b) ☐

3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 1,330,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,330,000
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,330,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.0%
14	TYPE OF REPORTING PERSON PN

1 The BBS-Zheng Reporting Persons (as defined herein) are making this single joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Exchange Act with respect to the transactions described in Item 4 of this statement.

CUSIP No. 50047H201	Page 3 of 23 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON BBS Capital Management, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP[2]	(a) ☒ (b) ☐

3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,330,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,330,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,330,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.0%
14	TYPE OF REPORTING PERSON PN, IA

2 The BBS-Zheng Reporting Persons (as defined herein) are making this single joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Exchange Act with respect to the transactions described in Item 4 of this statement.

CUSIP No. 50047H201	Page 4 of 23 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON BBS Capital GP, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP[3]	(a) ☒ (b) ☐

3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,330,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,330,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,330,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.0%
14	TYPE OF REPORTING PERSON PN

3 The BBS-Zheng Reporting Persons (as defined herein) are making this single joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Exchange Act with respect to the transactions described in Item 4 of this statement.

CUSIP No. 50047H201	Page 5 of 23 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON BBS Capital, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP[4]	(a) ☒ (b) ☐

3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,330,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,330,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,330,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.0%
14	TYPE OF REPORTING PERSON OO

4 The BBS-Zheng Reporting Persons (as defined herein) are making this single joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Exchange Act with respect to the transactions described in Item 4 of this statement.

CUSIP No. 50047H201	Page 6 of 23 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Berke Bakay

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP[5]	(a) ☒ (b) ☐

3	SEC USE ONLY
4	SOURCE OF FUNDS AF, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 807,979
	8	SHARED VOTING POWER 1,482,602
	9	SOLE DISPOSITIVE POWER 807,979
	10	SHARED DISPOSITIVE POWER 1,482,602

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,290,581
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.2%
14	TYPE OF REPORTING PERSON IN

5 The BBS-Zheng Reporting Persons (as defined herein) are making this single joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Exchange Act with respect to the transactions described in Item 4 of this statement.

CUSIP No. 50047H201	Page 7 of 23 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Bakay Family Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP[6]	(a) ☒ (b) ☐

3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Arizona

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 152,602
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 152,602

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 152,602
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.2%
14	TYPE OF REPORTING PERSON OO

6 The BBS-Zheng Reporting Persons (as defined herein) are making this single joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Exchange Act with respect to the transactions described in Item 4 of this statement.

CUSIP No. 50047H201	Page 8 of 23 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Zheng, Nanyan

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP[7]	(a) ☒ (b) ☐

3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 2,701,261
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,701,261
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,701,261
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.3%
14	TYPE OF REPORTING PERSON IN

7 The BBS-Zheng Reporting Persons (as defined herein) are making this single joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Exchange Act with respect to the transactions described in Item 4 of this statement.

CUSIP No. 50047H201	Page 9 of 23 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Ahwanova Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP[8]	(a) ☒ (b) ☐

3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 2,651,261
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,651,261
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,651,261
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.99%
14	TYPE OF REPORTING PERSON CO

8 The BBS-Zheng Reporting Persons (as defined herein) are making this single joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Exchange Act with respect to the transactions described in Item 4 of this statement.

CUSIP No. 50047H201	Page 10 of 23 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Wisdom Sail Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP[9]	(a) ☒ (b) ☐

3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 2,651,261
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,651,261
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,651,261
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.99%
14	TYPE OF REPORTING PERSON CO

9 The BBS-Zheng Reporting Persons (as defined herein) are making this single joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Exchange Act with respect to the transactions described in Item 4 of this statement.

CUSIP No. 50047H201	Page 11 of 23 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Audrey & Aaron Holdings Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP[10]	(a) ☒ (b) ☐

3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 2,651,261
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,651,261
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,651,261
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.99%
14	TYPE OF REPORTING PERSON CO

10 The BBS-Zheng Reporting Persons (as defined herein) are making this single joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Exchange Act with respect to the transactions described in Item 4 of this statement.

CUSIP No. 50047H201	Page 12 of 23 Pages

EXPLANATORY NOTE

This Schedule 13D (this “Schedule 13D”) is being filed jointly on behalf of BBS Capital Fund, LP (the “Fund”), BBS Capital Management, LP (“BBS Management”), BBS Capital GP, LP (“BBS GP”), BBS Capital, LLC (“BBS Capital”), Berke Bakay (“Mr. Bakay”) and the Bakay Family Trust (collectively with the Fund, BBS Management, BBS GP, BBS Capital and Mr. Bakay, the “BBS Reporting Persons”), and Mr. Zheng, Nanyan (“Mr. Zheng”), Ahwanova Limited (“Ahwanova”), Wisdom Sail Limited (“Wisdom Sail”) and Audrey & Aaron Holdings Limited (“Audrey & Aaron Holdings” and collectively with Mr. Zheng, Ahwanova and Wisdom Sail, the “Zheng Reporting Persons” and the Zheng Reporting Persons together with the BBS Reporting Persons, the “BBS-Zheng Reporting Persons”), relating to shares of common stock of Kona Grill, Inc. (the “Issuer”), par value $0.01 per share (the “Common Stock”). This Schedule 13D updates and replaces, to the extent related to the BBS-Zheng Reporting Persons, the original Schedule 13D filed by the BBS Reporting Persons with the Securities and Exchange Commission (the “SEC”) on June 17, 2009, and all amendments thereto (the “BBS Reporting Persons’ Schedule 13D”), and (2) the original Schedule 13D filed by the Zheng Reporting Persons with the SEC on May 11, 2018 (the “Zheng Reporting Persons’ Schedule 13D”).

Item 1. Security of the Issuer.

This statement of beneficial ownership on Schedule 13D relates to the shares of Common Stock of the Issuer. The address of the Issuer is 15059 North Scottsdale Road, Suite 300, Scottsdale, Arizona 85254.

Item 2. Identity and Background.

This Schedule 13D is being filed jointly by the BBS-Zheng Reporting Persons pursuant to Rule 13d-1(k) promulgated by the SEC under Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The BBS-Zheng Reporting Persons are making this single joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Exchange Act with respect to the transactions described in Item 4 of this statement.  The “group” may be deemed to beneficially own the total of 4,991,842 shares of Common Stock beneficially owned by all the BBS-Zheng Reporting Persons, or 37.3% of the outstanding shares of Common Stock. Information with respect to each of the BBS-Zheng Reporting Persons is given solely by such BBS-Zheng Reporting Person, and no BBS-Zheng Reporting Person assumes responsibility for the accuracy or completeness of the information concerning the other BBS-Zheng Reporting Persons, except as otherwise provided in Rule 13d-1(k).

This Schedule 13D is filed by: (a) BBS Capital Fund, LP, a Delaware limited partnership, (b) BBS Capital Management, LP, a Texas limited partnership which serves as the investment manager of the Fund, (c) BBS Capital GP, LP, a Texas limited partnership which serves as the general partner of the Fund, (d) BBS Capital, LLC, a Texas limited liability company which serves as the general partner of BBS Management and BBS GP, (e) Berke Bakay, the manager and principal of BBS Capital and a citizen of the United States, (f) the Bakay Family Trust, (g) Mr. Zheng, Nanyan, (h) Ahwanova Limited, (i) Wisdom Sail Limited and (j) Audrey & Aaron Holdings Limited.

The Fund is a collective investment vehicle. BBS Management is primarily engaged in the business of acting as the investment manager of the Fund. BBS GP is primarily engaged in the business of acting as the general partner of the Fund. BBS Capital is primarily engaged in the business of serving as the general partner of BBS Management and BBS GP. The Bakay Family Trust is an Arizona revocable trust formed for the benefit of Mr. Bakay’s children and of which Mr. Bakay and his spouse, Luisa Bakay, are trustees.

CUSIP No. 50047H201	Page 13 of 23 Pages

Each of the BBS Reporting Persons has its principal business office and receives its mail at 5524 E. Estrid Avenue, Scottsdale, Arizona 85254.

None of the BBS Reporting Persons has, during the last five years, been either (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Mr. Zheng is a citizen of People’s Republic of China. Ahwanova is a company incorporated under the laws of the British Virgin Islands and is wholly-owned by Wisdom Sail. The principal business of Ahwanova is that of an investment holding company. Wisdom Sail is a company incorporated under the laws of the Cayman Islands and is wholly-owned by Audrey & Aaron Holdings. The principal business of Wisdom Sail is that of an investment holding company. Audrey & Aaron Holdings is a company incorporated under the laws of the British Virgin Islands and is wholly owned by Equity Trustee Limited as trustee of The Happy Family Trust. The sole settlor of The Happy Family Trust is Mr. Zheng. The beneficiaries of The Happy Family Trust are Mr. Zheng, Mr. Zheng’s wife (namely, Li, Sha), and Mr. Zheng’s two children (namely, Zheng, Ruida and Zheng, Ruixi).

The principal address of each of the Zheng Reporting Persons is c/o Plateno Group Plaza, 300 Xinjiaoxi Road, Haizhu District, Guangzhou, People’s Republic of China.

None of the Zheng Reporting Persons has, during the last five years, been either (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds.

The BBS Reporting Persons, in the aggregate, have invested $5,107,615.69 in the Issuer’s Common Stock. The above amount includes any commissions incurred in making the investments. The source of these funds was the working capital of the Fund and personal funds of Mr. Bakay. The Fund holds its shares of Common Stock through a margin account with Jefferies & Company, Inc. Mr. Bakay does not hold his shares of Common Stock through a margin account.

As described herein, on May 4, 2018, Mr. Bakay purchased 492,997 shares of Common Stock at $1.785 per share, pursuant to a Subscription Agreement dated May 2, 2018 (the “Bakay Subscription Agreement”). The total purchase price was $880,000. The source of funds used in connection with the purchase of these shares of Common Stock was a loan to Mr. Bakay from Ahwanova pursuant to a Loan Note Instrument dated May 2, 2018 (the “Loan Note Instrument”), between Mr. Bakay and Wisdom Sail. Wisdom Sail assigned its rights and obligations under the loan note to Ahwanova by issuing a loan note transfer to Ahwanova on May 4, 2018.

CUSIP No. 50047H201	Page 14 of 23 Pages

The Zheng Reporting Persons, in the aggregate, have invested US$4,732,500.88 in the Issuer for the acquisition of 2,651,261 shares of newly issued Common Stock in the Issuer. Such acquisition was funded with cash from Mr. Zheng’s personal funds.

Item 4. Purpose of Transaction.

The BBS Reporting Persons originally acquired the shares of Common Stock for investment purposes and have reported such ownership on a Schedule 13G. On October 29, 2009 the Issuer’s board of directors (the “Board”) agreed to appoint Mr. Bakay to fill the current vacancy on the Board as “an additional independent outside director” in accordance with Mr. Bakay’s suggestion. At the time, the BBS Reporting Persons believed that it was important to have a significant beneficial owner of the Issuer’s Common Stock, such as Mr. Bakay, represent the interests of the stockholders in the current environment. As a new non-employee director, Mr. Bakay was granted an option (the “Option”) to purchase 10,000 shares of Common Stock at $2.98, the fair market value of the Common Stock on October 29, 2009. The Option vested immediately upon grant. Mr. Bakay exercised the Option in full on October 29, 2010 for investment purposes. On January 28, 2010, the Issuer granted Mr. Bakay another option (the “Second Option”) to purchase 1,250 shares of Common Stock at $3.39, of which 25% vested and became exercisable on each of April 28, 2010, July 28, 2010, October 28, 2010 and January 28, 2010.

The Fund acquired 11,000 shares on November 4, 2010 at an average price of $3.8466 (excluding commission) per share in an open market transaction. The Fund subsequently acquired 36,970 shares on November 22, 2010 at an average price of $4.0239 (excluding commission) per share in an open market transaction. The Fund also purchased 28,891 shares on November 23, 2010 at an average price of $4.2482 (excluding commission) per share in an open market transaction. Finally, the Fund acquired 40,000 shares on November 24, 2010 at an average price of $4.2016 (excluding commission) per share in an open market transaction.

On February 25, 2011, the Issuer granted Mr. Bakay an option (the “Third Option”) to purchase 7,500 shares of Common Stock at $5.15 per share as compensation for serving as a member of the Board, of which 25% vested and became exercisable on each of May 25, 2011, August 25, 2011, November 25, 2011 and February 25, 2012.

Mr. Bakay accepted the positions of President and Chief Executive Officer of the Issuer on January 30, 2012. Pursuant to an Employment Agreement, dated January 30, 2012, between the Issuer and Mr. Bakay, Mr. Bakay was granted an option to purchase 200,000 shares, which vested 25% each year over a four-year period beginning on the first anniversary date of the date of grant.

On February 7, 2013, Mr. Bakay was granted an employee stock option to purchase 30,000 shares of Common Stock at $8.71 per share, which vested 25% each year over a four-year period beginning on the first anniversary date of the date of grant.

On February 6, 2014, Mr. Bakay was granted an employee stock option to purchase 30,000 shares of Common Stock at $16.12 per share, which vested 25% each year over a four-year period beginning on the first anniversary date of the date of grant.

CUSIP No. 50047H201	Page 15 of 23 Pages

On June 25, 2014, BBS Capital Fund, LP sold 100,000 shares at $17.575 pursuant to a prospectus dated June 19, 2014.

On February 5, 2015, Mr. Bakay was granted an employee stock option to purchase 56,071 shares of Common Stock at $23.49 per share, which vested 25% each year over a four-year period beginning on the first anniversary date of the date of grant.

On February 24, 2016, Mr. Bakay was granted an employee stock option to purchase 71,769 shares of Common Stock at $14.26 per share, which vested 25% each year over a four-year period beginning on the first anniversary date of the date of grant.

On February 23, 2017, Mr. Bakay was granted an employee stock option to purchase 56,071 shares of Common Stock at $8.15 per share, which vested 25% each year over a four-year period beginning on the first anniversary date of the date of grant.

On May 11, 2017, BBS Capital Fund, LP purchased 50,000 shares of Common Stock at an average price of $4.83 per share on the open market. All of the shares of the Issuer owned by such reporting person were, at the time of their purchase, acquired for investment purposes in the ordinary course of business.

On June 6, 2017, BBS Capital Fund, LP purchased 50,000 shares of Common Stock at an average price of $3.65 per share on the open market. All of the shares of the Issuer owned by such reporting person were, at the time of their purchase, acquired for investment purposes in the ordinary course of business.

On August 7, 2017, the Bakay Family Trust purchased 55,500 shares of Common Stock at an average price of $1.58 per share on the open market. Subsequently, on August 8, 2017, the Bakay Family Trust purchased an additional 4,500 shares of Common Stock at a price of $1.80 per share on the open market. All of the shares of the Issuer owned by such reporting person were, at the time of their purchase, acquired for investment purposes in the ordinary course of business.

On February 8, 2018, Mr. Bakay was granted an employee stock option to purchase 56,071 shares of Common Stock at $1.6 per share, which vested 25% each year over a four-year period beginning on the first anniversary date of the date of grant.

On May 4, 2018, Mr. Bakay acquired 492,997 shares of the Issuer’s Common Stock at a purchase price of $1.785. The purchase was related to the Issuer’s private placement of 2,651,261 shares of Common Stock to Ahwanova at a purchase price of $1.785 on May 4, 2018, as described in the Issuer’s Form 8-K report filed on May 7, 2018. Mr. Bakay acquired the 492,997 shares in order to retain his then-current beneficial ownership of 15.7% following the private placement.

On September 4, 2018, Mr. Bakay and the Issuer entered into an Amended and Restated Employment Agreement, whereby Mr. Bakay would serve as Executive Chairman of the Board, a position he was appointed to on August 7, 2018, after previously serving as the Issuer’s President and Chief Executive Officer since January 30, 2012.

CUSIP No. 50047H201	Page 16 of 23 Pages

The Zheng Reporting Persons acquired the Common Stock reported herein for investment purposes. In addition, the Zheng Reporting Persons suggested Mr. Zheng as a director of the Board. At the time, the Zheng Reporting Persons believed that it was important to have a significant beneficial owner of the Issuer’s Common Stock, such as Mr. Zheng, be a director of the Board and represent the interests of the stockholders in the current environment.

On March 27, 2019, Mr. Bakay, currently the Executive Chairman of the Issuer and a member of the Board, notified the Issuer of his decision to resign from all positions with the Issuer, effective immediately. Mr. Bakay’s decision to resign was not due to any disagreement with the Issuer on any matter relating to the Issuer’s operations, policies or practices. Rather, Mr. Bakay’s decision to resign was due to his interest in pursuing discussions with the Issuer's lenders - KeyBank National Association and Zions National Bank - and/or other third parties regarding the recapitalization or refinancing of the Issuer.

On March 27, 2019, Mr. Zheng, a member of the Board, notified the Issuer of his decision to resign from his position as a director of the Issuer, effective immediately. Mr. Zheng’s decision to resign was not due to any disagreement with the Issuer on any matter relating to the Issuer’s operations, policies or practices. Rather, Mr. Zheng’s decision to resign was due to his interest in pursuing discussions with the Issuer's lenders - KeyBank National Association and Zions National Bank - and/or other third parties regarding the recapitalization or refinancing of the Issuer.

Prior to reaching his decision to resign, Mr. Bakay discussed with the Board the possibility of the Board modifying the Issuer’s rights plan and adopting resolutions permitting Mr. Bakay and Mr. Zheng to pursue preliminary discussions regarding their possible interest in pursuing such discussions with the banks without triggering adverse consequences.

The BBS-Zheng Reporting Persons intend to communicate with the Issuer’s management and Board about, and may enter into negotiations with them regarding, the foregoing and a broad range of operational and strategic matters and to communicate with other stockholders or other third parties regarding the Issuer. The BBS-Zheng Reporting Persons may exchange information with any such persons pursuant to appropriate confidentiality or similar agreements which may contain customary standstill provisions.  The BBS-Zheng Reporting Persons may change their intentions with respect to any and all matters referred to in this Item 4.  They may also take steps to explore and prepare for various plans and actions, and propose transactions, before forming an intention to engage in such plans or actions or proceed with such transactions.

On March 27, 2019, Mr. Bakay and Mr. Zheng decided to pursue such discussions together. Such discussions may include, but are not limited to, the BBS Reporting Persons, the Zheng Reporting Persons and/or their affiliates or associates or third parties potentially acquiring or refinancing the Issuer’s outstanding debt obligations and other potential transactions regarding the debt structure of the Issuer. The BBS-Zheng Reporting Persons intend to review their investments in the Issuer on a continuing basis and depending upon various factors, including without limitation, the Issuer’s financial position and strategic direction, the outcome of any discussions referenced above, overall market conditions, other investment opportunities available to the BBS-Zheng Reporting Persons, the terms and provisions of the debt agreements, and the availability of such bank debt or securities of the Issuer at prices that would make the purchase or sale of such debt or securities desirable, the BBS-Zheng Reporting Persons may endeavor (i) to take other actions aimed at preserving stockholder value, to the extent practicable, or the Issuer’s operations, including but not limited to, seeking to raise financing to purchase or refinance the Issuer’s outstanding debt or exchange such debt for convertible debt of the Issuer, (ii) explore any restructuring, change of control transaction or acquisition of a substantial portion of the Issuer’s assets; (iii) to increase or decrease their respective positions in the Issuer through, among other things, the purchase or sale of securities of the Issuer, including through transactions involving the Common Stock and/or other equity, debt, notes, other securities, or derivative or other instruments that are based upon or relate to the value of securities of the Issuer in the open market or in private transactions, including through a trading plan created under Rule 10b5-1(c) or otherwise, on such terms and at such times as the BBS-Zheng Reporting Persons may deem advisable and/or (iv) to enter into transactions that increase or hedge their economic exposure to the Common Stock without affecting their beneficial ownership of the Common Stock.  In addition, the BBS-Zheng Reporting Persons may, at any time and from time to time, (i) review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto and (ii) consider or propose one or more of the actions described in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

CUSIP No. 50047H201	Page 17 of 23 Pages

Item 5. Interest in Securities of the Issuer.

(a) The Fund is the beneficial owner of the 1,330,000 shares of Common Stock it beneficially holds, which represents 10.0% of the Issuer’s outstanding shares of Common Stock. BBS Management, BBS GP, and BBS Capital are each the beneficial owners of the 1,330,000 shares of Common Stock of the Issuer held by the Fund, which represents 10.0% of the Issuer’s outstanding shares of Common Stock.

Mr. Bakay is deemed to own the above shares, 492,997 shares acquired in the private placement, 152,602 shares owned by a trust for the benefit of his children and options to purchase Common Stock in the amount of 314,982 shares. Thus, he is deemed to own 2,290,581 shares of Common Stock, which represents 17.2% of the Issuer’s outstanding Common Stock.

Ahwanova is the beneficial owner of the 2,651,261 shares of Common Stock it beneficially holds, which represents 19.99% of the Issuer’s outstanding shares of Common Stock. Ahwanova is wholly-owned by Wisdom Sail, which in turn is wholly-owned by Audrey & Aaron Holdings, which, then, in turn, is wholly owned by Equity Trustee Limited as trustee of The Happy Family Trust. The sole settlor of The Happy Family Trust is Mr. Zheng. The beneficiaries of The Happy Family Trust are Mr. Zheng, Mr. Zheng’s wife (namely, Li, Sha), and Mr. Zheng’s two children (namely, Zheng, Ruida and Zheng, Ruixi). Therefore, pursuant to Section 13(d) of the Act and the rules promulgated thereunder, Audrey & Aaron Holdings, Wisdom Sail, and Mr. Zheng may each be deemed to beneficially own the 2,651,261 shares of Common Stock held by Ahwanova, which represents 19.99% of the Issuer’s outstanding shares of Common Stock.

The above percentages and other percentages in this Schedule 13D were calculated on the basis of issued and outstanding shares of the Issuer which (1) reflect 13,260,321 shares outstanding as reported in the Issuer’s most recent Quarterly Report on Form 10-Q, and (2) assume the full exercise of all outstanding options held by Mr. Bakay or Mr. Zheng for purposes of their respective percentage calculations.

By virtue of the Joint Filing Agreement attached as Exhibit 99.1 hereto, the BBS-Zheng Reporting Persons may be deemed to have formed a “group” within the meaning of Section 13(d)(3) of the Act and the “group” may be deemed to beneficially own an aggregate of 4,991,842 shares of Common Stock, representing approximately 37.3% of the outstanding shares of Common Stock.  Each of the BBS Reporting Persons expressly disclaims beneficial ownership of the shares of Common Stock beneficially owned by each of the Zheng Reporting Persons.  Each of the Zheng Reporting Persons expressly disclaims beneficial ownership of the shares of Common Stock beneficially owned by each of the BBS Reporting Persons.

CUSIP No. 50047H201	Page 18 of 23 Pages

(b) The Fund has the sole power to vote and dispose of the 1,330,000 shares of Common Stock it currently holds. BBS Management, as the investment manager of the Fund, has the shared power to vote and dispose of the 1,330,000 shares of Common Stock held by the Fund. BBS GP, as the general partner of the Fund, has the shared power to vote and dispose of the 1,330,000 shares of Common Stock held by the Fund. BBS Capital, as the general partner of BBS Management and BBS GP, has the shared power to vote and dispose of the 1,330,000 shares of Common Stock held by the Fund. Berke Bakay, as the manager of BBS Capital, has the shared power to vote and dispose of the 1,330,000 shares of Common Stock held by the Fund and the 152,602 shares owned by a trust for the benefit of his children and the sole power to vote the 492,997 shares acquired in the private placement and the 314,982 shares of Common Stock that are issuable upon the exercise of all outstanding options held by Mr. Bakay.

As a result of the pledge of the option shares pursuant to the Pledge Agreement (as defined below), pursuant to Rule 13d-3(a) under the Act, the Zheng Reporting Persons may be deemed to share voting and dispositive power with respect to the option shares. The Zheng Reporting Persons have disclaimed beneficial ownership of such shares pursuant to Rule 13d-4 under the Act, and the BBS Reporting Persons concur in this disclaimer of such beneficial ownership.

Ahwanova has the sole power to vote and dispose of the 2,651,261 shares of Common Stock it holds. Ahwanova is wholly-owned by Wisdom Sail, which in turn is wholly-owned by Audrey & Aaron Holdings. Therefore, pursuant to Section 13(d) of the Act and the rules promulgated thereunder, Audrey & Aaron Holdings and Wisdom Sail may be deemed to have voting and dispositive power with respect to and have beneficial ownership of the 2,651,261 shares of Common Stock held by Ahwanova. Mr. Zheng, as the sole director of each of Ahwanova, Wisdom Sail and Audrey & Aaron Holdings, may be deemed to have voting and dispositive power with respect to and have beneficial ownership of the 2,651,261 shares of Common Stock held by Ahwanova. Additionally, Mr. Zheng is deemed to own 50,000 shares of Common Stock that are issuable upon the exercise of all outstanding options held by Mr. Zheng. Thus, he is deemed to own 2,701,261 shares of Common Stock, which represents 20.3% of the Issuer’s outstanding Common Stock.

Additionally, pursuant to Rule 13d-3(a) under the Act, the Zheng Reporting Persons may be deemed to share voting and dispositive power with respect to the underlying shares of the Options (as defined below) pledged by Berke Bakay to Ahwanova pursuant to the Pledge Agreement (as defined below). The Zheng Reporting Persons expressly disclaim beneficial ownership of such shares pursuant to Rule 13d-4 under the Act.

(c) On January 31, 2019, the Issuer granted Mr. Bakay an option to purchase 75,000 shares of Common Stock at $1.13 per share as compensation for serving as a member of the Board, of which 25% become exercisable on each of April 30, 2019, July 31, 2019, October 31, 2019 and January 31, 2020.

On January 31, 2019, the Issuer granted Mr. Zheng an option to purchase 50,000 shares of Common Stock at $1.13 per share as compensation for serving as a member of the Board, of which 25% become exercisable on each of April 30, 2019, July 31, 2019, October 31, 2019 and January 31, 2020.

(d) Not Applicable.

(e) Not Applicable.

CUSIP No. 50047H201	Page 19 of 23 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The description of the Second Option and the Third Option and the options granted pursuant to the Employment Agreement in Item 4 is hereby incorporated by reference.

Bakay Subscription Agreement

On May 2, 2018, the Issuer and Mr. Bakay entered into the Bakay Subscription Agreement, pursuant to which Mr. Bakay subscribed for 492,997 newly issued shares of Common Stock issued by the Issuer for an aggregate purchase price of $880,000. Under the Bakay Subscription Agreement, the subscription price of the Common Stock was $1.785 per share. This purchase was completed on May 4, 2018.

Wisdom Sail Subscription Agreement

On May 2, 2018, the Issuer and Wisdom Sail entered into a subscription agreement (the “Wisdom Sail Subscription Agreement”), pursuant to which Wisdom Sail is entitled to subscribed for 2,651,261 newly issued shares of Common Stock issued by the Issuer for an aggregate purchase price of US$4,732,500.88. Under the Wisdom Sail Subscription Agreement, the subscription price of the new Common Stock was US$1.785 per share.

Assignment Agreement

On May 3, 2018, Wisdom Sail and Ahwanova entered into an assignment agreement (the “Assignment Agreement”), pursuant to which Wisdom Sail assigned all its rights and obligations under the Wisdom Sail Subscription Agreement to Ahwanova. On May 4, 2018, Ahwanova subscribed for 2,651,261 newly issued shares of Common Stock issued by the Issuer for an aggregate purchase price of US$4,732,500.88.

Registration Rights Agreement

On May 4, 2018, Mr. Bakay and Ahwanova entered into a registration rights agreement with the Issuer (the “Registration Rights Agreement”), pursuant to which Mr. Bakay and Ahwanova have certain rights to require the Issuer to register any Common Stock that is owned by Mr. Bakay or Ahwanova and was acquired from the Issuer pursuant to the Bakay Subscription Agreement and Wisdom Sale Subscription Agreement, as applicable. Pursuant to the Registration Rights Agreement, Mr. Bakay and Ahwanova have certain “piggy-back” registration rights and the right to request the Issuer to file a shelf registration statement. The Issuer will bear all expenses relating to registration, other than underwriting discounts, commissions and fees, and certain other fees, and agrees to indemnify Mr. Bakay and Ahwanova against certain losses in connection with the registration.

CUSIP No. 50047H201	Page 20 of 23 Pages

Loan and Pledge Arrangement

On May 2, 2018, Mr. Bakay and Wisdom Sail entered into the Loan Note Instrument, pursuant to which Mr. Bakay agreed to issue the Loan Note to Wisdom Sail in the principal amount of $880,000.00 upon the terms and conditions set out in the Loan Note Instrument. This loan has a term of 60 months and bears an interest rate of 5% per annum. On May 4, 2018, Wisdom Sail assigned and transferred its rights and obligations under the Loan Note to Ahwanova by issuing a loan note transfer to Ahwanova. On May 4, 2018, Ahwanova and Mr. Bakay entered into a pledge agreement (the “Pledge Agreement”), pursuant to which Mr. Bakay pledged and granted to Ahwanova a lien on and security interest in and to all of the right, title and interest of Mr. Bakay in his 269,982 stock options in the Issuer and future stock options granted to Mr. Bakay, together with certain ancillary rights, entitlements and benefits of such options upon the terms and conditions set out in the Pledge Agreement.

The foregoing description of the Bakay Subscription Agreement, the Wisdom Sail Subscription Agreement, the Assignment Agreement, the Registration Rights Agreement, the Loan Note Instrument, the Loan Note and the Option Pledge Agreement is a description only and is qualified in its entirety by reference to the complete text of such documents, copies of which are incorporated by reference as Exhibits 99.2 through Exhibits 99.8 to this Schedule 13D.

On January 31, 2019, the Issuer granted Mr. Bakay an option to purchase 75,000 shares of Common Stock at $1.13 per share as compensation for serving as a member of the Board, of which 25% become exercisable on each of April 30, 2019, July 31, 2019, October 31, 2019 and January 31, 2020.

On January 31, 2019, the Issuer granted Mr. Zheng an option to purchase 50,000 shares of Common Stock at $1.13 per share as compensation for serving as a member of the Board, of which 25% become exercisable on each of April 30, 2019, July 31, 2019, October 31, 2019 and January 31, 2020.

Item 7. Material to be Filed as Exhibits.

Exhibit 10.1	2005 Stock Award Plan Stock Option Agreement, dated October 29, 2009, between the Issuer and Mr. Bakay, the form of which is incorporated by reference to Exhibit 10.15 to the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2006, as filed with the SEC on May 8, 2006.
Exhibit 10.2	2005 Stock Award Plan Stock Option Agreement, dated January 28, 2010, between the Issuer and Mr. Bakay, the form of which is incorporated by reference to Exhibit 10.15 to the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2006, as filed with the SEC on May 8, 2006.
Exhibit 10.3	2005 Stock Award Plan Stock Option Agreement, dated February 25, 2011, between the Issuer and Mr. Bakay, the form of which is incorporated by reference to Exhibit 10.15 to the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2006, as filed with the SEC on May 8, 2006.
Exhibit 10.4	Employment Agreement, dated January 30, 2012, between the Issuer and Mr. Bakay, which is incorporated by reference to Exhibit 10.30 to the Issuer’s Current Report on Form 8-K as filed with the SEC on January 30, 2012.
Exhibit 10.5	Amended and Restated Employment Agreement, effective September 4, 2018, between the Issuer and Mr. Bakay (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on September 7, 2018).
Exhibit 10.6	2012 Stock Award Plan Stock Option Agreement, dated January 31, 2019, between the Issuer and Mr. Bakay, the form of which is incorporated by reference to Exhibit 10.36 to the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2012, as filed with the SEC on March 15, 2013.

CUSIP No. 50047H201	Page 21 of 23 Pages

Exhibit 10.7	2012 Stock Award Plan Stock Option Agreement, dated January 31, 2019, between the Issuer and Mr. Zheng, the form of which is incorporated by reference to Exhibit 10.36 to the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2012, as filed with the SEC on March 15, 2013.
Exhibit 99.1	Joint Filing Agreement, dated March 28, 2019, among the BBS-Zheng Reporting Persons (filed herewith).
Exhibit 99.2	Subscription Agreement dated May 2, 2018, by and between the Issuer and Berke Bakay (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed with the SEC on May 7, 2018).
Exhibit 99.3	Subscription Agreement dated May 2, 2018, by and between the Issuer and Wisdom Sail Limited (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on May 7, 2018).
Exhibit 99.4	Assignment Agreement dated May 3, 2018, by and among Wisdom Sail and Ahwanova (incorporated by reference to Exhibit 99.3 to the Schedule 13D filed by the Zheng Reporting Persons on May 11, 2018).
Exhibit 99.5	Registration Rights Agreement dated May 4, 2018, by and among the Issuer, Ahwanova and Berke Bakay (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed with the SEC on May 7, 2018).
Exhibit 99.6	Loan Note Instrument dated May 2, 2018, by and among Wisdom Sail and Berke Bakay (incorporated by reference to Exhibit 99.5 to the Schedule 13D filed by the Zheng Reporting Persons on May 11, 2018).
Exhibit 99.7	Loan Note Transfer dated May 4, 2018, issued by Wisdom Sail to Ahwanova (incorporated by reference to Exhibit 99.6 to the Schedule 13D filed by the Zheng Reporting Persons on May 11, 2018).
Exhibit 99.8	Pledge Agreement dated May 4, 2018, by and among Ahwanova and Berke Bakay (incorporated by reference to Exhibit 99.7 to the Schedule 13D filed by the Zheng Reporting Persons on May 11, 2018).

CUSIP No. 50047H201	Page 22 of 23 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:	March 28, 2019

By:	/s/ Berke Bakay
Name:	Berke Bakay

BBS Capital Management, LP

By:	BBS Capital, LLC, its general partner

By:	/s/ Berke Bakay
Name:	Berke Bakay
Title:	Manager

BBS Capital GP, LP

By:	BBS Capital, LLC, its general partner

By:	/s/ Berke Bakay
Name:	Berke Bakay
Title:	Manager

BBS Capital, LLC

By:	/s/ Berke Bakay
Name:	Berke Bakay
Title:	Manager

BBS Capital Fund, LP

By:	BBS Capital GP, LP, its general partner
By: BBS Capital, LLC, its general partner

By:	/s/ Berke Bakay
Name:	Berke Bakay
Title:	Manager

Bakay Family Trust

By:	/s/ Berke Bakay
Name:	Berke Bakay
Title:	Trustee

CUSIP No. 50047H201	Page 23 of 23 Pages

Date:	March 28, 2019

By:	/s/ Zheng, Nanyan
Name:	Zheng, Nanyan

Ahwanova Limited

By:	/s/ Zheng, Nanyan
Name:	Zheng, Nanyan
Title:	Director

Wisdom Sail Limited

By:	/s/ Zheng, Nanyan
Name:	Zheng, Nanyan
Title:	Director

Audrey & Aaron Holdings Limited

By:	/s/ Zheng, Nanyan
Name:	Zheng, Nanyan
Title:	Director